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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                        IN AND FOR NEW CASTLE COUNTY

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ROBERT RICCUITI                                     C.A. No. 16781

               Plaintiff,                           CLASS ACTION COMPLAINT


        -against-

AQUILA GAS PIPELINE CORPORATION,
UTILICORP UNITED INC.,
F. JOSEPH BECRAFT, CHARLES K. DEMPSTER,
GARY L. DOWNEY, ROBERT L. HOWELL,
JON L. MOSLE, JR., HARVEY J. PADEWER,
and ROBERT K. GREEN,

               Defendants.

Plaintiff, by his attorneys, for his complaint, alleges upon personal knowledge as to himself and his own acts and upon information and belief as to all other matters, as follows:

                        OVERVIEW OF THE ACTION

     1. Plaintiff brings this action individually and a class action on behalf of all persons, other than defendants, who own the common stock of Aquila Gas Pipeline Corporation ("AQP" or the "Company") and who are similarily situated (the "Class"), for injunctive and other appropriate relief.

     2. Utilicorp United Inc. ("Utilicorp"), the owner of 81.6% of the Company's common outstanding stock, has made an offer to buy the approximately 5.4 million shares of the common stock of the Company that it does not already own for $8 per share, significantly below the value of AQP's assets and businesses and below the Company's common stock trading price for the past year.
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     3. The $8 price offered by Utilicorp was determined without regard to the best interests of the public shareholders of AQP. The acts of the defendants, as more particularly alleged herein, constitute a breach of their fiduciary duties to plaintiff and the Class.

                              PARTIES

     4. Plaintiff Robert Riccuiti is and has been at all relevant times th eowner of shares of the common stock of AQP.

     5. AQP is a corporation duly organized under the laws of the state of Delaware with its principal executive offices located at 100 N.E. Loop 410, San Antonio, Texas 78216. The Company purchases, gathers, transports, and markets natural gas and natural gas liquids in Texas and Oklahoma. As of March 27, 1998, the Company had 29,400,000 shares of common stock outstanding, which are held by approximately 1,200 shareholders of record.

     6. Defendant Utilicorp owns 81.6% or approximately 24,000,000 shares of the Company's outstanding common stock. Utilicorp is a corporation organized under the laws of the State of Delaware with its principal offices located at 20 West Ninth Street, Kansas City, Missouri. Utilicorp supplies electric service in four states, parts of Canada; supplies natural gas utility service in eight states; and markets gas throughout the United States and Canada.

     7. Defendant Charles K. Dempster is the Chairman of the Board of the Company. Defendant Dempster is also Chairman of the
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Board and Chief Executive Officer of Utilicorp U.K. Inc., an affiliate of
Utilicorp.

     8. Defendant F. Joseph Becraft is a member of the Board of Directors and President and Chief Executive Officer of the Company.

     9. Defendant Robert K. Green is a director of AQP and has served as President of Utilicorp.

    10. Defendant Harvey J. Padewer is a director of AQP. He is Vice Chairman of AQP and Senior Vice President of several subsidiaries of Utilicorp.

    11. Defendant Robert L. Howell is a director of AQP and has served as a Senior Vice President of Utilicorp.

    12. Defendant Jon L. Mosle, Jr. is a director of AQP.

    13. Defendant Gary L. Downey is a director of AQP.

    14. The Individual Defendants owe fiduciary duties of fair dealing, candor, loyalty and due care to plaintiff and the other members of the class. Because of its position as majority shareholder, defendant Utilicorp owes fiduciary duties of fair dealing, candor, loyalty and due care to plaintiff and the other members of the class.

                             CLASS ACTION ALLEGATIONS

    15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the Company's common stock (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the

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defendants), who are or will be threatened with injury arising from defendants' actions as more fully described below (the "Class").

     16. This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 1,200 common shareholders of record.

     18. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, INTER ALIA, whether:

         (a) defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme to favor Utilicorp at the expense of the Company's and its shareholders;

         (b) defendants have engaged and are continuing to prevent plaintiff and the Class from receiving fair value in a transaction which will eliminate their interest in the Company;

         (c) defendants have breached the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

         (d) plaintiff and the other members of the Class will be irreparably damaged if the transaction complained of herein is consummated.

     19. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the

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other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

                             SUBSTANTIVE ALLEGATIONS

     20. On or about November 12, 1998, defendant Utilicorp offered to purchase all of the publicly owned shares of the Company for $8 per share, well below the current value of its assets and businesses and below the average trading price for the Company's Common stock for the past year.

     21. Utilicorp, which presently controls about 82% of the Company's equity, seeks to take AQP private by squeezing out AQP's public shareholders at a price which is wholly inadequate.

     22. Prior to 1998, AQP had enjoyed significant improving operating revenues over the past several years. Operating revenues were $485.8 million, $797.3 million and $1.014 billion for the years 1995 through 1997, respectively. During 1996 and 1997, AQP's stock was trading in a $10-$16 price range.

     23. In spite of these gains, because of, INTER ALIA, the relatively warm 1997-1998 winter, fiscal 1998 has been a difficult year and the price of the Company's common stock has fallen. In particular, the price for natural gas liquids is about $0.24 per gallon or approximately $0.14 per gallon below 1997 prices. Each $.01 change increases AQP's EARNINGS by almost $1.5 million or $.05/share. Lower prices not only negatively impact margins but also gas processing volume.

     24. Taking advantage of the short-term price weakness for natural gas and natural gas liquids and the concomitant temporary


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downturn in the Company's stock price, Utilicorp has proposed to acquire
AQP's publicly owned shares at the artificially low price of $8 per share. Indeed, as recently as June 3, 1998, Oppenheimer analysts were valuing AQP in an acquisition transaction at $16-$18 per share.

     25. Because of its difficult operating environment and poor performance, as of October 1998, the Company trades at a price earnings multiple and a price to cash flow multiple of less than 50% as compared to its peer groups. Moreover, AQP's peer group trades at a price to tangible book value of 2.62. In contrast, AQP trades at only 0.93 to tangible book value.

     26. Moreover, at $8 a share, the Company's equity is valued at less than $240 million or less than three times last year's earnings before interest, taxes and depreciation ("EBITD") and less than five times 1998's projected EBITD. Natural gas company analysts typically value such companies at 8 to 9 times EBITD.

     27. Because Utilicorp has effectively capped the price of AQP common stock at $8 per share, Utilicorp has engaged in unfair dealing toward plaintiff and the other members of the Class.

     28. Because of Utilicorp's overwhelming control, the Individual Defendants cannot and will not exercise independent judgment to protect the Class against Utilicorp's overreaching.

     29. As a result of defendants' actions, plaintiff and the Class have been and will be damaged in that they are the victims of unfair dealing and will not receive the fair value of the Company's assets and businesses.

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     30. Unless enjoined by this court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and Utilicorp will succeed in its plan to deny the Class of its fair proportionate share of the Company's assets and values.

     31. Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff prays for judgment, and relief as follows:

     A. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

     B. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

     C. in the event the transaction is consummated, rescinding it and setting it aside;

     D. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     E. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

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     F.  granting such other and further relief as may be just and proper.



                                       ROSENTHAL, MONHAIT, GROSS
                                           & GODDESS, P.A.



                                       By:  Illegible
                                          -----------------------------------
                                       Mellon Bank Center, Suite 1401
                                       Wilmington, DE 19899
                                       Tel. (302) 656-4433
                                       Attorneys for Plaintiff

Of Counsel:

ELWOOD S. SIMON & ASSOCIATES, P.C.
355 South Woodward Avenue
Suite 250
Birmingham, MI 48009

GARWIN, BRONZAFT, GERSTEIN & FISHER, L.L.P.
Scott W. Fisher, Esq.
1501 Broadway, Suite 1416
New York, New York 10036
(212) 398-0055